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Fact Sheet
Consolidated Financial Data - Fourth Quarter, Fiscal 2021

34.4% Q4 YoY 29.4% FY CC Digital growth	9.6% Q4 YoY 5.0% FY CC Revenue growth	24.5% Q4 24.5% FY Operating Margin	17.0% FY Increase in EPS (₹ terms)	$2.1 bn Q4 $14.1 bn FY Large deal signings

Revenue Growth- Q4 21

	Reported	CC
QoQ growth (%)	2.8	2.0
YoY growth (%)	13.0	9.6

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020	Reported	CC
Digital	1,859	1,761	1,341	38.6	34.4
Core	1,754	1,755	1,856	(5.5)	(8.3)
Total	**3,613**	**3,516**	**3,197**	**13.0**	**9.6**
Digital Revenues as % of Total Revenues	*51.5*	*50.1*	*41.9*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020	Reported	CC
Financial services	33.0	33.1	31.3	19.1	15.6
Retail	14.8	14.7	15.5	7.6	4.5
Communication	12.0	12.4	13.0	4.5	(0.8)
Energy, Utilities, Resources & Services	12.3	12.5	12.9	8.0	4.9
Manufacturing	9.6	9.3	10.1	7.1	3.4
Hi-Tech	8.1	8.2	7.9	15.9	15.5
Life Sciences	6.8	7.1	6.4	20.8	18.3
Others	3.4	2.7	2.9	31.4	25.8
Total	**100.0**	**100.0**	**100.0**	**13.0**	**9.6**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020	Reported	CC
North America	61.6	61.6	61.6	13.0	12.3
Europe	24.4	24.0	24.4	12.8	5.1
Rest of the world	11.0	11.8	11.4	9.3	(0.9)
India	3.0	2.6	2.6	30.8	30.8
Total	**100.0**	**100.0**	**100.0**	**13.0**	**9.6**

Client Data

	Quarter ended		
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Number of Clients			
Active	1,626	1,562	1,411
Added during the period (gross)	130	139	84
Number of million dollar clients*			
1 Million dollar +	779	761	718
10 Million dollar +	252	246	234
50 Million dollar +	59	60	61
100 Million dollar +	32	29	28
Client contribution to revenues			
Top 5 clients	10.9%	10.8%	11.3%
Top 10 clients	18.3%	18.5%	18.7%
Top 25 clients	34.2%	34.6%	34.1%
Repeat business	93.4%	95.1%	95.9%
Days Sales Outstanding*	71	73	69

*Based on LTM (Last twelve *months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Effort - Onsite	24.3	25.2	27.6
Effort - Offshore	75.7	74.8	72.4
Utilization - Including trainees	82.2	82.3	79.0
Utilization- Excluding trainees	87.7	86.3	83.5

Employee Metrics

(Nos.)

	Quarter ended		
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Total employees	2,59,619	2,49,312	2,42,371
S/W professionals	2,45,037	2,34,829	2,28,449
Sales & Support	14,582	14,483	13,922
Voluntary Attrition % (Annualized - IT Services)	15.2%	10.0%	15.3%
% of Women Employees	38.6%	38.3%	37.8%
Revenue per Employee - Consolidated (In US $ K)	55.2	54.3	54.1

Cash Flow

In US $ million

	Quarter ended		
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Free cash flow (1)	799	772	593
Consolidated cash and investments (2)	5,288	4,538	3,605

In ₹ *crore*

	Quarter ended		
	Mar 31, 2021	Dec 31, 2020	Mar 31, 2020
Free cash flow (1)	5,824	5,683	4,310
Consolidated cash and investments (2)	38,660	33,157	27,276

	Year ended	
	Mar 31, 2021	Mar 31, 2020
Free cash flow (1) (In US $ million)	2,973	2,146
Free cash flow (1) (In ₹ crore)	22,020	15,250

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2021	Mar 31, 2020	Growth % Q4 21 over Q4 20	Dec 31, 2020	Growth % Q4 21 over Q3 21
Revenues	**3,613**	**3,197**	**13.0**	**3,516**	**2.8**
Cost of sales	2,357	2,133	10.5	2,275	3.6
Gross Profit	**1,256**	**1,064**	**18.0**	**1,241**	**1.2**
Operating Expenses:					
Selling and marketing expenses	165	161	2.5	156	5.8
Administrative expenses	207	229	(9.6)	192	7.8
Total Operating Expenses	**372**	**390**	**(4.6)**	**348**	**6.9**
Operating Profit	**884**	**674**	**31.1**	**893**	**(1.0)**
Operating Margin %	***24.5***	***21.1***	***3.4***	***25.4***	***(0.9)***
Other Income, net(3)	68	78	(12.8)	77	(11.7)
Profit before income taxes	**952**	**752**	**26.6**	**970**	**(1.9)**
Income tax expense	255	160	59.4	263	(3.0)
Net Profit (before minority interest)	**697**	**592**	**17.8**	**707**	**(1.4)**
Net Profit (after minority interest)	**697**	**590**	**18.1**	**705**	**(1.1)**
Basic EPS ($)	**0.16**	**0.14**	**18.0**	**0.17**	**(1.1)**
Diluted EPS ($)	**0.16**	**0.14**	**17.9**	**0.17**	**(1.1)**
Dividend Per Share ($)	**0.20 (4)**	**0.13**	**59.3**	**-**	**-**

Consolidated statement of Comprehensive Income for year ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2021	Mar 31, 2020	Growth %
Revenues	**13,561**	**12,780**	**6.1**
Cost of sales	8,828	8,552	3.2
Gross Profit	**4,733**	**4,228**	**11.9**
Operating Expenses:			
Selling and marketing expenses	624	664	(6.0)
Administrative expenses	784	840	(6.7)
Total Operating Expenses	**1,408**	**1,504**	**(6.4)**
Operating Profit	**3,325**	**2,724**	**22.1**
Operating Margin %	***24.5***	***21.3***	***3.2***
Other Income, net(3)	271	371	(27.0)
Profit before income taxes	**3,596**	**3,095**	**16.2**
Income tax expense	973	757	28.5
Net Profit (before minority interest)	**2,623**	**2,338**	**12.2**
Net Profit (after minority interest)	**2,613**	**2,331**	**12.1**
Basic EPS ($)	**0.62**	**0.55**	**12.5**
Diluted EPS ($)	**0.61**	**0.55**	**12.5**
Dividend Per Share ($)	**0.36(4)**	**0.24**	**51.0**

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Mar 31, 2021	Mar 31, 2020	Growth % Q4 21 over Q4 20	Dec 31, 2020	Growth % Q4 21 over Q3 21
Revenues	**26,311**	**23,267**	**13.1**	**25,927**	**1.5**
Cost of sales	17,164	15,501	10.7	16,777	2.3
Gross Profit	**9,147**	**7,766**	**17.8**	**9,150**	**(0.0)**
Operating Expenses:					
Selling and marketing expenses	1,200	1,172	2.4	1,145	4.8
Administrative expenses	1,507	1,667	(9.6)	1,416	6.4
Total Operating Expenses	**2,707**	**2,839**	**(4.6)**	**2,561**	**5.7**
Operating Profit	**6,440**	**4,927**	**30.7**	**6,589**	**(2.3)**
Operating Margin %	***24.5***	***21.2***	***3.3***	***25.4***	***(0.9)***
Other Income, net(3)	495	569	(13.0)	562	(11.9)
Profit before income taxes	**6,935**	**5,496**	**26.2**	**7,151**	**(3.0)**
Income tax expense	1,857	1,161	59.9	1,936	(4.1)
Net Profit (before minority interest)	**5,078**	**4,335**	**17.1**	**5,215**	**(2.6)**
Net Profit (after minority interest)	**5,076**	**4,321**	**17.5**	**5,197**	**(2.3)**
Basic EPS (₹)	**11.96**	**10.19**	**17.4**	**12.25**	**(2.4)**
Diluted EPS (₹)	**11.94**	**10.18**	**17.3**	**12.23**	**(2.4)**
Dividend Per Share (₹)	**15.00**	**9.50**	**57.9**	-	-

Consolidated statement of Comprehensive Income for year ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Mar 31, 2021	Mar 31, 2020	Growth %
Revenues	**100,472**	**90,791**	**10.7**
Cost of sales	65,413	60,732	7.7
Gross Profit	**35,059**	**30,059**	**16.6**
Operating Expenses:			
Selling and marketing expenses	4,627	4,711	(1.8)
Administrative expenses	5,810	5,974	(2.7)
Total Operating Expenses	**10,437**	**10,685**	**(2.3)**
Operating Profit	**24,622**	**19,374**	**27.1**
Operating Margin %	***24.5***	***21.3***	***3.2***
Other Income, net(3)	2,006	2,633	(23.8)
Profit before income taxes	**26,628**	**22,007**	**21.0**
Income tax expense	7,205	5,368	34.2
Net Profit (before minority interest)	**19,423**	**16,639**	**16.7**
Net Profit (after minority interest)	**19,351**	**16,594**	**16.6**
Basic EPS (₹)	**45.61**	**38.97**	**17.0**
Diluted EPS (₹)	**45.52**	**38.91**	**17.0**
Dividend Per Share (₹)	**27.00**	**17.50**	**54.3**

Notes :

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2) Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in unquoted equity & preference shares, compulsorily convertible debentures and others (Non-IFRS measure)

(3) Other income includes Finance Cost

(4) USD-INR rate of 75.00